Mail Stop 3651

      April 10, 2006

Via U.S. Mail and Facsimile

Thomas C. Gallagher
Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

RE:	Genuine Parts Company
			Form 10-K for the Fiscal Year Ended December 31,
2005

      File No. 001-05690



Dear Mr. Gallagher:

      We have reviewed your filing and have the following comments.
We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the fiscal year ended December 31, 2005

Management`s Discussion & Analysis
Results of Operations, page 16

1. Where changes in results are attributed to more than one factor, please revise to quantify the impact of each material factor. For example, you state cost of goods sold was impacted by higher vendor prices and lower levels of vendor discounts and volume incentives. Please also consider the use of tables to list and quantify factors, with subsequent narrative analysis of the underlying reasons for the changes.

Exhibit 13

Report of Independent Registered Public Accounting Firm on the
Financial Statements, page 22

2. Please revise your audit opinion from your independent registered public accounting firm in future filings to include Schedule II as part of the audit scope, as required by Article 5-04(c) of Regulation
S-X.

Consolidated Statement of Income, page 24

3. Please separate your Selling, administrative and other expense line item into operating and non-operating expenses. Your operating expenses should be broke out by, but not limited to selling, general & administrative expenses; provision for doubtful accounts; depreciation and amortization of intangibles assets; other operating costs or expense ( note: finance charges of retail operations should be disclosed separately per SAB 8B); non-operating income; and non-operating expense. Foot note disclosure does not satisfy your requirements to disclose the aforementioned items on the face of your consolidated statement of income. Also your non-operating expenses / income should separately disclose dividend income; interest income;
interest on securities; net gain(loss) on securities; other income;
and interest and debt discount amortization expense.
Additionally,
please separately disclose the amounts of minority interest in income of consolidated subsidiaries and equity in earnings of unconsolidated subsidiaries. See Article 5-03(b) of Regulation S-X for guidance. Please revise in future filings accordingly.







Note 1. Summary of Significant Accounting Policies

4. We note from your disclosures in note 8, note 9 and Item 1 of your
10-K that you have minority equity ownership interests in several entities, which are not included in your Exhibit 21. In this regard, please provide us with and include in your future filings the disclosures required by paragraph 20 of APB No. 18.

Other Long-Term Liabilities, page 28

5. We note from your disclosure that one of the components of your other long-term liabilities is insurance liabilities. Based on your disclosure, we note that you are self-insured for the majority of group health insurance cost and carry various large risk deductible policies for the majority of workers` compensation liabilities. Also you calculate these insurance liabilities based on historical claims information. In this regard, please provide us with and revise future filings to include a discussion of how incurred but not reported claims are included in your determination of such reserves. Additionally, please revise your future filings to disclose separately the balances related to benefit liabilities, obligations under capital leases, and insurance liabilities.

Note 4. Leased Properties, page 31

6. We note from your disclosure that you have an $85,000,000 construction and lease facility, under which properties acquired by the lessor are constructed and then leased to you under operating lease agreements. It appears that at December 31, 2005 the total amount advanced and outstanding under this facility was approximately
$83,000,000. We also note that the resulting leases are accounted by you as operating leases and no debt obligation is recorded in your balance sheet related to these leases. Supplementally explain to us, with a view toward expanded disclosure, the nature of your involvement associated with the construction of the properties acquired and built by the lessor, which are then leased to you and your basis supported by the authoritative accounting literature for your accounting treatment. Your response should include, but should not be limited to, your considerations as to the requirements in EITF 97-10.

Note 8. Guarantees, page 38

7. We note from your disclosure that you have residual value guarantees which become due in the event a default under or at the expiration of your operating lease agreements. We also note that you have guaranteed approximately $175,000,000 of total borrowings from
certain independently controlled automotive parts stores
(independents) and certain other affiliates.   It appears that
based
on your belief that the likelihood of funding the guarantee
obligation
under any provision of the operating lease agreements is remote and,
to date, you have had no significant losses in connection with guarantees of independents` and affiliates` borrowing, that you have
not accrued any amount related to these guarantees.   We remind
you
that because the issuance of a guarantee imposes a noncontingent obligation to stand ready to perform in the event that the specified triggering events or conditions occur, the provisions of paragraph 8-
12 of Statement 5 regarding the guarantor`s contingent obligation under a guarantee should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payment will be required under that guarantee. See paragraph 9 of FIN No. 45 for guidance. In this regard, please tell us, with a view toward expanded disclosure, how your amount of guarantee liabilities accrued at the balance sheet date, if any, was in accordance with FIN No. 45. If no such amounts exist, or they are immaterial, please state so. In addition, please provide an accounting policy that clearly and completely discloses the conditions when a residual value or guarantee loan amount is recognized as a liability in your consolidated financial statements.


       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeff Jaramillo at (202) 551-3212 or Lyn
Shenk,
Assistant Chief Accountant, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.




							Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile:	Jerry W. Nix, Chief Financial Officer
	(770) 956-2207




Thomas C. Gallagher
Genuine Parts Company
April 10, 2006
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